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                    DWS GLOBAL COMMODITIES STOCK FUND, INC.
                      345 PARK AVENUE, NEW YORK, NY 10154

                                                                     May 1, 2006

Dear Shareholder:

     The DWS Global Commodities Stock Fund, Inc. (the "Fund") is offering to purchase up to 1,233,669.95 of its issued and outstanding shares of common stock at a price equal to 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day after the date the offer expires (the "Offer").

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder on whether to tender any or all shares.

     Please note that the Offer is scheduled to expire at 11:59 p.m. Eastern Time on May 30, 2006 unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc. at (866) 328-5445.

                                         Sincerely,

                                         -s- John Millette
                                         John Millette

                                        Secretary